Exhibit (d)(8)

BCS FINANCIAL SERVICES CORPORATION

October 15, 2013

Mr. Douglas A. Kelly

Chief Executive Officer

Murphy Acquisition LLC

99 High Street

Boston, Massachusetts 02110

Dear Mr. Kelly:

BCS Financial Services Corporation (“BCS”) has approved our fee waiver and expense reimbursement agreement for the Plan Investment Fund, Inc. (the “Fund”) Ultrashort Duration Government Portfolio and Ultrashort Duration Bond Portfolio (the “Portfolios”). These waivers and reimbursements are to be effected as follows:

Murphy Acquisition LLC (“New Merganser”), which is acquiring substantially all of the assets of Merganser Capital Management, Inc., agrees to waive the fees otherwise payable to it by the Fund under the Investment Advisory Agreements (the “Advisory Agreements”) with respect to the Portfolios, so that such fees, computed daily and payable monthly, based on the average aggregate net assets held in the Portfolios, shall be as follows:

Annual Fee	Aggregate Annual Net Assets
.15%	of the first $200 million
.125%	of the next $300 million
.10%	of amounts in excess of $500 million

provided that there shall be computed daily and allocated to each Portfolio only that proportion of such fee that is equal to the proportion of the average net assets held in such Portfolio to the average aggregate net assets held in both Portfolios. Determinations of the amount of the fee and the allocations thereof to the respective Portfolios shall be made by BNY Mellon Investment Servicing, as Service Agent for the Portfolios.

BCS agrees to waive the fees otherwise payable to it under the Administration Agreement (the “Administration Agreement”) with respect to the Portfolios, and to reimburse the Fund for expenses attributable to the Portfolios, so that after taking such waiver and reimbursement into account, the expense ratio of each of the Portfolios does not exceed .40%.

This Agreement will become effective upon the effectiveness of the Advisory Agreements and upon such effectiveness, this Agreement will supersede and replace the fee waiver and reimbursement agreement relating to the Portfolios dated as of March 1, 2012. New Merganser and BCS cannot terminate the fee waivers and expense reimbursement agreements contained in this Agreement prior to that date which is one year following the effective date of this Agreement (the “Fee Agreement Date”) without the consent of the Board of Trustees of the Fund.

New Merganser may not recover any fees waived with respect to a particular year. BCS is entitled to recover, subject to approval of the Board of Trustees, fees waived or expenses reimbursed for a period of up to three (3) years from the year in which BCS waived such fees and/or reimbursed expenses for the Fund. No recovery will be permitted unless after giving effect thereto, the current expense ratios of each of the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio do not exceed .40%.

BCS, New Merganser and the Fund further agree that the Fee Agreement Date shall be extended for successive one year periods commencing on May 1, 2014, without any action on the part of any party hereto, unless not less than 90 days prior to any extended Fee Agreement Date, BCS, New Merganser or the Fund shall have given written notice to the other parties hereto that the extended Fee Agreement Date shall not be extended.

Payments to New Merganser or BCS in accordance with the terms of this agreement are subject to the provision that they will not exceed the respective amounts due to New Merganser under the Advisory Agreements or to BCS under the Administration Agreement.

As an indication that New Merganser has agreed to waive fees under the terms set forth in this letter, please sign and date a copy of this letter in the space provided below and return it to my attention.

Sincerely,

/s/ Dale E. Palka

Dale E. Palka

Senior Vice President

Agreed and accepted:		Agreed and accepted:

MURPHY ACQUISITION LLC		PLAN INVESTMENT FUND, INC.

By:	/s/ Douglas A. Kelly	By:	/s/ Dale E. Palka
	Name: Douglas A. Kelly Title: President		Name: Dale E. Palka Title: President and CEO
Date: October 17, 2013		Date: 10/15/2013

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